1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

February 23, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:      Eileen Smiley, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)

(File Nos. 333-266913; 811-23820)

Dear Ms. Smiley:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Eaton Vance Short Duration Income ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on December 18, 2023.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses or any supplemental explanations to such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 15 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 1, 2024. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.	Please complete all empty fields, including the fees and expenses table.

Response 1.     The Trust confirms that all empty fields will be completed in the Amendment.

Comment 2.	Please supplementally explain how the Fund’s investment objective to seek “above-average total return” is consistent with the Fund’s principal investment strategy to invest in short-term investments.

Response 2.     The Trust respectfully acknowledges the comment; however, it believes that the Fund’s investment objective to seek above-average total return is consistent with its principal investment strategy to invest in short term investments because it believes that total return is not related to the duration of an investment. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 3.	The Staff notes that the disclosure included in the “Fund Management – Management Fees” section of the Prospectus in response to Item 10 of Form N-1A regarding the Fund’s unitary fee structure contains the same level of detail as what is included in the first footnote to the “Annual Fund Operating Expenses” table in the “Fund Summary – Fees and Expenses” section of the Prospectus. Please revise the disclosure to include additional detail in the “Fund Management – Management Fees” section of the Prospectus in response to Item 10 of Form N-1A.

Response 3.     The Trust respectfully acknowledges the comment; however, it believes that the current disclosure includes an appropriate level of detail and complies with the requirements of Form N-1A. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 4.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus provides that “[u]nder normal circumstances, the Fund seeks to achieve its investment objective by primarily investing in a diversified portfolio of U.S. dollar-denominated fixed income securities of varying maturities.” Please revise the disclosure to state that the Fund invests primarily in short-term investments consistent with the Fund’s strategy to seek to maintain an average duration of approximately three years or less.

Response 4.     The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

Under normal circumstances, the Fund seeks to achieve its investment objective by primarily investing in a diversified portfolio of U.S. dollar-denominated fixed income securities of varying maturities consistent with ordinarily seeking to maintain an average duration of approximately three years or less.

Comment 5.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus provides that “[t]he Fund will ordinarily seek to maintain an average duration of approximately three years or less.” Please revise the disclosure to define what “duration” means and clarify if the referenced disclosure is referring to effective duration or average dollar weighted duration.

Response 5.     The Trust acknowledges the comment; however, it respectfully notes that the following definition of duration is included in the “Fund Summary – Principal Investment Strategies” section of the Prospectus: “[d]uration measures the time-weighted expected cash flows of a fixed-income security.” Accordingly, the Trust respectfully declines to implement any changes in response to this comment. The Trust supplementally confirms that the referenced disclosure is referring to effective duration.

Comment 6.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus states that “[w]hen deemed by the Adviser to be relevant to its evaluation of creditworthiness and when applicable information is available, the Adviser considers environmental, social and/or governance issues (referred to as ESG) which may impact the prospects of an issuer (or obligor) or financial performance of an obligation. When considered, one or more ESG issues are taken into account alongside other factors in the investment decision-making process and are not the sole determinant of whether an investment can be made or will remain in the Fund’s portfolio.” Please revise the disclosure to explain the relationship between ESG issues and creditworthiness. The Staff notes that it may be more appropriate to include such additional disclosure in the “Details of the Fund” section of the Prospectus rather than the “Fund Summary – Principal Investment Strategies” section of the Prospectus.

The Staff further notes that the “Fund Summary – Principal Risks” section of the Prospectus does not include ESG-related risk disclosure. Please confirm if ESG is a principal investment strategy of the Fund, and if it is, please revise the disclosure in the “Fund Summary – Principal Risks” section of the Prospectus to include disclosure regarding ESG-related risks. If ESG is not a principal investment strategy of the Fund, please relocate such disclosure to the “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” sections of the Prospectus and/or to the Statement of Additional Information, as applicable.

Response 6.     The Trust respectfully acknowledges the comment; however, it believes that the existing disclosure appropriately describes the Adviser’s investment process with respect to the Fund. In addition, the Trust notes that the “ESG Investment Risk” included in the “Additional Information About Fund Investment Strategies and Related Risks” section of the Prospectus appropriately reflects the risks associated with the Fund’s investment strategies and the Adviser’s processes relating to consideration of ESG issues. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 7.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus includes reference to investment in CLOs. Please confirm if investment in CLOs is expected to be a principal investment strategy of the Fund. If investment in CLOs is a principal investment strategy of the Fund, please revise the disclosure to state that CLOs may take longer to settle than other types of investments which means that it may take longer periods of time for the Fund to receive proceeds from such investments. If investment in CLOs is not expected to be a principal investment strategy of the Fund, please relocate such disclosure to the “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” sections of the Prospectus and/or to the Statement of Additional Information, as applicable.

Response 7.     The Trust confirms that investment in CLOs is expected to be a principal investment strategy of the Fund. The Trust believes that the risk disclosure relating to CLOs included in the “Fund Summary – Principal Risks” and “Additional Information About Fund Investment Strategies and Related Risks” sections of the Prospectus appropriately describe the risks related to investments in CLOs. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 8.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus states that “[t]he Fund may invest in securities of foreign issuers, including issuers located in emerging market or developing countries, although only U.S. dollar-denominated securities are expected to be held in the Fund.” Please confirm if investment in securities of foreign issuers is expected to be a principal investment strategy of the Fund and if it is, please revise the disclosure to state how the Fund determines whether a security is issued by a foreign issuer. Please clarify if such test is limited only to issuers located in a foreign country as the principal investment strategy disclosure suggests. The Staff notes that the “Additional Information About Fund Investment Strategies and Related Risks – Emerging Market Securities” section of the Prospectus includes disclosure regarding how the Fund determines whether a security is issued by an emerging market issuer which the Staff notes is not limited only to issuers located in an emerging market country. If investment in securities of foreign issuers is not expected to be a principal investment strategy of the Fund, please relocate such disclosure to the “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” sections of the Prospectus and/or to the Statement of Additional Information, as applicable.

Response 8.     The Trust confirms that investment in securities of foreign issuers is expected to be a principal investment strategy of the Fund. The Trust respectfully notes that the Statement of Additional Information includes disclosure regarding how the Fund determines whether a security is issued by a foreign issuer. The Trust believes that the current disclosure is appropriate and respectfully declines to implement any changes in response to this comment.

Comment 9.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus states that “[t]he Fund may also invest in restricted and illiquid securities.” Please confirm if investment in restricted and illiquid securities is expected to be a principal investment strategy of the Fund, and if not, please consider relocating such disclosure to the “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” sections of the Prospectus and/or to the Statement of Additional Information, as applicable.

Response 9.     The Trust confirms that investment in restricted and illiquid securities is not expected to be a principal investment strategy of the Fund. Accordingly, the referenced disclosure will be removed from the “Fund Summary – Principal Investment Strategies” and “Details of the Fund” sections of the Prospectus in the Amendment.

Comment 10.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus states that “[t]he Fund may purchase or sell derivative instruments for hedging purposes, to seek return, to manage certain investment risks and/or as a substitute for the purchase or sale of securities. Transactions in derivative instruments may include: the purchase or sale of futures contracts on securities, indices or other financial instruments or currencies; options on futures contracts; exchange-traded and over-the-counter options on securities, indices, currencies and other instruments; interest rate, credit default, inflation and total return swaps; forward rate contracts and credit linked notes as well as instruments that have a greater or lesser credit risk than the security underlying that instrument.”

Please confirm that transactions in each type of derivative instrument listed in the disclosure are expected to be principal investment strategies of the Fund. With respect to such derivative instruments that are not expected to be principal investment strategies of the Fund, please relocate such disclosure to the “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” sections of the Prospectus and/or to the Statement of Additional Information, as applicable. With respect to derivative instruments that are expected to be principal investment strategies of the Fund, please revise the disclosure to include additional detail regarding how the Fund intends to utilize such instruments.

Response 10.   The Trust believes that the existing disclosure is reflective of its principal investment strategies. The Trust respectfully notes that the Fund currently intends to utilize derivative instruments for the purposes listed in the Prospectus (i.e. “for hedging purposes, to seek return, to manage certain investment risks and/or as a substitute for the purchase or sale of securities”). Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 11.	Please order the principal risks to align with the order of importance of such investments and/or strategies to the Fund’s principal investment strategy.

Response 11.  The Trust respectfully acknowledges the comment; however, it believes that the current presentation of the Fund’s principal risks is responsive to Item 4 of Form N-1A and that the present ordering of risks accurately summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 12.	Please confirm whether the Trust believes that the risk disclosures included in the “Fund Summary – Principal Risks” section of the Prospectus are concise versions of the corresponding disclosures included in the “Additional Information About Fund Investment Strategies and Related Risks” section of the Prospectus. If the Trust does not believe this is the case, please revise the disclosure accordingly.

Response 12.     The Trust so confirms.

Comment 13.	The “Fund Summary – Principal Investment Strategies” section of the Prospectus states that “[t]he Fund may invest in securities of foreign issuers, including issuers located in emerging market or developing countries, although only U.S. dollar-denominated securities are expected to be held in the Fund.” The Staff notes that the disclosure included in the “Fund Summary – Principal Risks – Foreign and Emerging Market Securities” and “Additional Information About Fund Investment Strategies and Related Risks – Foreign Securities” sections of the Prospectus include discussion of the risks relating to investments denominated in foreign currencies. Please confirm whether or not the Fund invests in foreign securities denominated in foreign currencies and revise the disclosure accordingly.

Response 13.     The Trust respectfully acknowledges the comment; however, it believes that the existing disclosure is not contradictory as the referenced disclosure included in the “Fund Summary – Principal Investment Strategies” states that the Fund expects to only invest in U.S. dollar-denominated securities but does not state that the Fund may not invest in non-U.S. dollar-denominated securities. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 14.	The Staff notes that the “Fund Summary – Principal Risks” section of the Prospectus includes risk disclosure regarding the financial services sector and the industrials sector but investment exposure to such sectors is not referenced in the “Fund Summary – Principal Investment Strategies” section of the Prospectus. Please confirm whether or not investment in securities of issuers in such sectors is expected to be a principal investment strategy of the Fund and revise the disclosure accordingly. If investment in securities of issuers in such sectors is expected to be a principal investment strategy of the Fund, please supplementally explain how this is consistent with the Fund’s fundamental investment policy regarding industry concentration.

Response 14.     The Trust confirms that the Fund does not have a principal investment strategy to focus its investments in any industry or sector and does not have a fundamental policy to concentrate its investments in any industry. The Trust believes that the principal risks identified in the Prospectus accurately reflect the expected risks applicable to the Fund given its investment strategies and that principal exposure to a particular sector is incidental to the construction of the investment portfolio and is not a component of the principal investment strategy or investment process. The Trust respectfully notes that having investment exposure to a particular sector does not suggest that the Fund would be concentrated in any industry as sectors are generally broader than industries. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 15.	The “Fund Summary – Performance Information” section of the Prospectus states that “[t]he Predecessor Fund has been designated as the accounting survivor in the Reorganization. As a result, the Fund is expected to assume the Predecessor Fund’s historical performance and the performance information shown below reflects that of the Class I shares of the Predecessor Fund, which has a different fee structure than the Fund.” Please revise the disclosure to explain the differences in the fee structures of the Predecessor Fund and the Fund, including whether there are any differences in the minimum investment requirements for Class I shares of the Predecessor Fund compared to any such minimum investment requirements for the Fund.

Response 15.  The Trust respectfully acknowledges the comment; however, it believes that the current disclosure satisfies the requirements of Form N-1A and includes an appropriate level of detail regarding the Predecessor Fund. The Trust further notes that consistent with the disclosure, the performance of the Predecessor Fund has not been restated to reflect the annual operating expenses of the Fund, which are lower than those of the Predecessor Fund. Accordingly, the Trust respectfully declines to implement any changes in response to this comment.

Comment 16.	In the Statement of Additional Information, please include disclosure required by Item 15 of Form N-1A relating to the history of the Trust.

Response 16.     The Trust respectfully notes that such information is included in the “General Information – Trust History” section of the Statement of Additional Information. Accordingly, the Trust respectfully declines to implement any changes in response to this comment at this time.

Comment 17.	Please revise the presentation of the signature page for the Registration Statement to include the following below the attorney-in-fact’s signature “Signed by Attorney-in-Fact for each of the Trustees Named Above.”

Response 17.     The Trust will revise the signature page accordingly in the Amendment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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